January 13, 2023	Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(8)

JPMorgan Chase Financial Company LLC
Structured Investments

Auto Callable Contingent Interest Notes Linked to the Least Performing of the Common Stock of Tesla, Inc., the Common Stock of Amazon.com, Inc. and the Class A Common Stock of Meta Platforms, Inc. due November 28, 2025

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

The section entitled “Comparable Yield and Projected Payment Schedule” in the pricing supplement dated November 22, 2022, related to the notes referred to above (the “pricing supplement”), as amended by amendment no. 1 dated December 27, 2022 (the “amendment no. 1”), is amended, restated and superseded in its entirety by the following. This amendment supersedes and replaces the amendment no. 1 in its entirety.

Comparable Yield and Projected Payment Schedule

We have determined that the “comparable yield” is an annual rate of 4.89% compounded quarterly. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 principal amount note consists of the following payments:

Payment Dates	Projected Payment Amounts
February 27, 2023	$26.47
May 25, 2023	$19.05
August 25, 2023	$15.68
November 28, 2023	$13.54
February 27, 2024	$11.98
May 28, 2024	$10.51
August 27, 2024	$9.72
November 27, 2024	$8.77
February 27, 2025	$8.05
May 28, 2025	$7.36
August 27, 2025	$6.70
November 28, 2025	$1,006.22

In addition, assuming a quarterly accrual period, the following table states the amount of OID that will accrue with respect to the notes during each calendar period, based upon our determination of the comparable yield and the projected payment schedule. The table does not account for adjustments to reflect the difference between the actual and projected amount of any payment you receive during each year.

Calendar Period	Accrued OID During Calendar Period (Per $1,000 Principal Amount Note)	Total Accrued OID from Original Issue Date (Per $1,000 Principal Amount Note) as of End of Calendar Period
Original Issue Date through December 31, 2022	$4.35	$4.35
January 1, 2023 through December 31, 2023	$48.03	$52.37
January 1, 2024 through December 31, 2024	$47.68	$100.06
January 1, 2025 through November 28, 2025	$43.99	$144.04

The comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed with respect to the notes in each year and are neither a prediction nor a guarantee of what the actual yield or timing of the payment or payments will be. The amounts you actually receive each year, including at maturity or earlier sale or exchange of your notes, will affect your income for that year, as described under “Treatment as Contingent Payment Debt Instruments” in the pricing supplement.

CUSIP: 48133PGJ6

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, “Risk Factors” beginning on page PS-10 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-5 of the pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amendment, the pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank

You should read this amendment together with the pricing supplement and the related product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Terms Specific to the Notes” in the pricing supplement.

Pricing supplement dated November 22, 2022:

http://www.sec.gov/Archives/edgar/data/1665650/000121390022075184/s145957_424b2.htm

Product supplement no. 3-II dated November 4, 2020:
http://www.sec.gov/Archives/edgar/data/19617/000095010320021466/crt_dp139321-424b2.pdf

Prospectus supplement and prospectus, each dated April 8, 2020:
http://www.sec.gov/Archives/edgar/data/19617/000095010320007214/crt_dp124361-424b2.pdf

Amendment no. 2 to pricing supplement dated November 22, 2022 to product supplement no. 3-II dated November 4, 2020 and the prospectus and prospectus supplement, each dated April 8, 2020